SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

eDiets.com, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

280597204

(CUSIP NUMBER)

Berke Bakay

c/o BBS Capital Management, LP

12943 E Corrine Drive

Scottsdale, Arizona 85259

Tel. No.: (972) 207-3254

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- with copies to -

Burke McDavid

Akin Gump Strauss Hauer & Feld LLP

1700 Pacific Avenue, Suite 4100

Dallas, Texas 75201-4618

(214) 969-4295

February 28, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box   ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 280597204	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BBS Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 280597204	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BBS Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON* PN, IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 280597204	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BBS Capital GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 280597204	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BBS Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 280597204	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Berke Bakay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (this “Amendment”) is being filed on behalf of BBS Capital Fund, LP, BBS Capital Management, LP, BBS Capital GP, LP, BBS Capital, LLC and Berke Bakay relating to shares of common stock of eDiets.com, Inc. (the “Common Stock”). This Amendment modifies the original Schedule 13D filed on December 9, 2011 (the “Original 13D”) as amended by Amendment No. 1 to the Original 13D filed on January 10, 2012 (together with the Original 13D, the “Amended 13D”). Capitalized terms used herein and not defined have the meanings given to them in the Amended 13D.

Item 2 of the Amended 13D is hereby amended and restated as follows:

Item 2. Identity and Background

This statement is filed by: (a) BBS Capital Fund, LP, a Delaware limited partnership (the “Fund”), (b) BBS Capital Management, LP, a Texas limited partnership which serves as the investment manager of the Fund (“BBS Management”), (c) BBS Capital GP, LP, a Texas limited partnership which serves as the general partner of the Fund (“BBS GP”), (d) BBS Capital, LLC, a Texas limited liability company which serves as the general partner of BBS Management and BBS GP (“BBS Capital”), and (e) Berke Bakay, the manager and principal of BBS Capital and a citizen of the United States (together with the Fund, BBS Management, BBS GP, and BBS Capital, the “Reporting Persons”).

The Fund is a collective investment vehicle. BBS Management is primarily engaged in the business of acting as the investment manager of the Fund. BBS GP is primarily engaged in the business of acting as the general partner of the Fund. BBS Capital is primarily engaged in the business of serving as the general partner of BBS Management and BBS GP. The principal occupations of Berke Bakay are investment manager, acting as the manager of BBS Capital and chief executive officer of Kona Grill, Inc., a publicly-traded company that owns and operates upscale casual restaurants.

Each of the Reporting Persons has its principal business office and receives its mail at 12943 E Corrine Drive, Scottsdale, Arizona 85259. In connection with his position as chief executive officer of Kona Grill, Inc., Berke Bakay also has an office and receives mail at 7150 E. Camelback Road, Suite 220, Scottsdale, Arizona 85251.

None of the Reporting Persons has, during the last five years, been either (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 4 of the Amended 13D is hereby amended and restated as follows:

Item 4. Purpose of the Transaction

The Reporting Persons filed this Statement of Beneficial Ownership on Schedule 13D as a result of their deemed sale of all of their shares of Common Stock and any warrants and options exercisable into shares of Common Stock in connection with the merger of a subsidiary of As Seen On TV, Inc. (the “New Parent”) with and into the Issuer (the “Merger”). In consideration of the Merger, the Reporting Persons received shares of common stock, par value $0.0001 per share, of the New Parent (the “New Parent Common Stock”).

Mr. Bakay resigned as a director of the Issuer as of the effective time of the Merger and will not be a director of the New Parent.

Item 5 of the Amended 13D is hereby amended and restated as follows:

Item 5. Interest in Securities of the Issuer

(a) None of the Fund, BBS Management, BBS GP, BBS Capital and Berke Bakay is the beneficial owner of any shares of Common Stock following the effective time of the Merger.

(b) None of the Fund, BBS Management, BBS GP, BBS Capital and Berke Bakay has the power to vote and dispose of any shares of Common Stock.

(c) The table below lists all transactions in the Common Stock during the past sixty (60) days by the Fund, and, through the above relationships, the other Reporting Persons. All transactions below were effected in connection with the Merger.

Date	Disposing Person	Shares Purchased/ (Sold)	Price Per Share

2/28/2013	BBS Capital Fund, LP	1,300,000 shares of Common Stock	1.2667 per share of the New Parent for an aggregate of 1,646,710 shares of New Parent Common Stock

2/28/2013	BBS Capital Fund, LP	Warrant for 124,000 shares of Common Stock	Assumed by the New Parent at the effective time of the Merger, with the number of shares underlying the option adjusted per the above ratio

2/28/2013	Berke Bakay	Option for 278,724 shares of Common Stock	Assumed by the New Parent at the effective time of the Merger, with the number of shares underlying the option adjusted per the above ratio

(d) Not Applicable.

(e) February 28, 2013.

Item 6 of the Amended 13D is hereby amended and restated as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

All warrants and options were terminated at the effective time of the Merger. Item 4 is incorporated by reference herein.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 6, 2013

BBS Capital Fund, LP

By:	BBS Capital GP, LP, its general partner

	By:	BBS Capital, LLC, its general partner

	By:	/s/ Berke Bakay
	Name:	Berke Bakay
	Title:	Manager

BBS Capital Management, LP

By:	BBS Capital, LLC, its general partner

By:	/s/ Berke Bakay
Name:	Berke Bakay
Title:	Manager

BBS Capital GP, LP

By:	BBS Capital, LLC, its general partner

By:	/s/ Berke Bakay
Name:	Berke Bakay
Title:	Manager

BBS Capital, LLC

By:	/s/ Berke Bakay
Name:	Berke Bakay
Title:	Manager

/s/ Berke Bakay
Berke Bakay